                                                                    EXHIBIT 99.1

      g                                              GE INDUSTRIAL SYSTEMS
--------------------------------------------------------------------------------



PRESS RELEASE                               Filed by: Interlogix, Inc. This
                                            Communication is filed pursuant to
FOR RELEASE 7:30 A.M. EST 12/18/01          Rule 425 under The Securities Act
                                            of 1933, as amended, and deemed
                                            filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934.

                                            Subject Company: Interlogix, Inc.
                                            Commission File Number: 0-24900


                GE INDUSTRIAL SYSTEMS TO ACQUIRE INTERLOGIX, INC.

Plainville, Connecticut and Austin, Texas - December 18, 2001 - GE Industrial Systems, a division of General Electric Company (NYSE: GE), and Interlogix, Inc (NASDAQ: ILXI), the global electronic security company headquartered in Austin, TX announced today that they have signed an agreement for GE to acquire Interlogix. The transaction, which is subject to government approvals and other customary conditions, is expected to close in the first quarter of 2002. GE has agreed to pay the equivalent of $38.86 for each Interlogix share consisting of 50% cash and 50% GE stock. A stockholder, who holds approximately 80% of the current outstanding shares of Interlogix, has concurrently signed an agreement to tender its shares in favor of the transaction.

Interlogix manufactures a wide array of electronic security products and systems for commercial, industrial and residential use. Primary business segments are Security and Lifesafety, Enterprise Technologies and Key Management. Annual revenues are in excess of US$600 million.

 "Interlogix is a strong global company that will provide us with leading-edge technology in the security arena, offering us an attractive new platform to enhance our continued growth. These innovative technologies will be particularly important as the demand for security products and systems continues to increase," said Lloyd Trotter, President and Chief Executive Officer of GE Industrial Systems. "In addition, these products will complement many of the industrial components already manufactured by our business, allowing us to better serve our customers with a broader, more diversified portfolio of products, systems and services to meet their needs."

INTERLOGIX IS COMPRISED OF THREE PRINCIPAL DIVISIONS:

         - SECURITY AND LIFESAFETY: A global provider of wired and wireless intrusion and fire protection components and systems.

         - ENTERPRISE TECHNOLOGIES: Leading edge systems for digital surveillance and video image storage / retrieval. Interlogix has the capability to integrate all surveillance and access control functionality into a single enterprise wide system for global companies.

         - KEY MANAGEMENT: A supplier of products and services for multiple remote site entry, mobile access and information management and asset tracking / control.

Ken Boyda, President and Chief Executive Officer, Interlogix, Inc., commented, "Interlogix as a part of GE Industrial Systems will create a dynamic force within the global security products and services industry. GE Industrial Systems' core business, coupled with Interlogix' solution-driven product offering and leading-edge technology platforms, will produce a broad and diversified product portfolio. The electronic security industry has changed dramatically over the past three years, and we recognize the strategic importance of being a part of a company that affords the benefits of size and scale, and a commitment to industry leadership."

UBS Warburg has acted as financial advisor to Interlogix. Goldman, Sachs & Co. has acted as financial advisor to GE.

ABOUT GE INDUSTRIAL SYSTEMS

GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industrial, residential and utility applications. GE Industrial Systems is one of GE's major businesses. GE is the world's largest diversified technology, manufacturing and services company with a commitment to achieving worldwide leadership. For more information visit the website at www.GEIndustrial.com.

General Electric Company is listed on the New York Stock Exchange (ticker: GE).

ABOUT INTERLOGIX INC

Interlogix is a global technology leader dedicated to supporting the needs of the rapidly growing electronic security industry and to expanding current technologies, products and services that create revenue growth opportunities for its customers. Committed to the ongoing success of its partners and affiliates, Interlogix maintains a sharp focus on product, systems and service innovation, world-class manufacturing practices and operational excellence. Further information about Interlogix, Inc. can be found at www.interlogixinc.com

Interlogix, Inc. is listed on the NASDAQ Exchange (ticker: ILXI).

Interlogix and the Interlogix logo are trademarks of Interlogix, Inc. All rights reserved.

THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. GE AND INTERLOGIX CORPORATION WILL PREPARE AND FILE A PROXY STATEMENT/PROSPECTUS. COPIES OF THIS DOCUMENT WILL BE PROVIDED TO STOCKHOLDERS OF INTERLOGIX CORPORATION. IN ADDITION, THIS DOCUMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION WILL BE FILED WITH THE SECURITIES EXCHANGE COMMISSION AND COPIES WILL BE AVAILABLE FREE OF CHARGE FROM THE COMMISSION'S WEBSITE (WWW.SEC.GOV) AND FROM GE INDUSTRIAL SYSTEMS AND INTERLOGIX. THIS PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS ARE URGED TO READ THIS DOCUMENT ONCE IT BECOMES AVAILABLE, INVESTORS SHOULD READ THE JOINT PROXY/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY INVESTMENT DECISIONS.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE ACQUISITION TO DIFFER MATERIALLY FROM GE INDUSTRIAL SYSTEM'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS. GE INDUSTRIAL SYSTEMS DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF. TO THE EXTENT THAT SUCH STATEMENTS RELATE TO THE PROPOSED ACQUISITION REFERRED TO IN THIS RELEASE, THERE IS A RISK, AMONG OTHERS, THAT THE TRANSACTION MIGHT NOT BE COMPLETED.


CONTACT:

Anne Witkavitch
Manager - Communications & Public Affairs
GE Industrial Systems
Tel:  860-747-7461
Fax: 860-747-7393
Email:  anne.witkavitch@indsys.ge.com


CONTACT:

Michael S. Lafair
Vice President and General Counsel
Interlogix, Inc.
Tel: 512-381-2760
Fax:  512-381-1773
Email:  michael.lafair@interlogixinc.com